Exhibit 99.4
Supplementary Information of
GILDAN ACTIVEWEAR INC.
Three years ended October 3, 2010

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 0A3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of Gildan Activewear Inc.
On December 6, 2010, we reported on the consolidated balance sheets of Gildan Activewear Inc. (the “Company”) as at October 3, 2010 and October 4, 2009 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 3, 2010, October 4, 2009 and October 5, 2008, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Chartered Accountants
Montréal, Canada
December 6, 2010
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)
The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which conform, in all material respects, with those generally accepted in the United States, except as described below:
(a)	Consolidated statements of earnings and comprehensive income:

	2010	2009	2008

Net earnings as per Canadian GAAP	$198,245	$95,329	$146,350

Adjustments:
Non-controlling interest in consolidated joint venture (i)	3,786	110	230
Transaction costs (ii)	(600)	—	—
Swap revenue (iii)	—	—	(29)
Tax effect of above adjustments	—	—	9

Net earnings as per United States GAAP	$201,431	$95,439	$146,560

Net earnings attributable to:
Shareholders of Gildan Activewear Inc.	$197,645	$95,329	$146,330
Non-controlling interest in consolidated joint venture	$3,786	$110	$230

	2010	2009	2008

Net earnings as per United States GAAP	$201,431	$95,439	$146,560
Other comprehensive loss, net of related income taxes	(1,710)	—	—

Comprehensive income as per United States GAAP	$199,721	$95,439	$146,560

Comprehensive income attributable to:
Shareholders of Gildan Activewear Inc.	$195,935	$95,329	$146,330
Non-controlling interest in consolidated joint venture	$3,786	$110	$230

P.1

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)
(a)	Consolidated statements of earnings and comprehensive income (continued):

	2010	2009	2008

Earnings per share attributable to the shareholders of Gildan Activewear Inc. as per United States GAAP:
Basic	$1.63	$0.79	$1.21
Diluted	1.62	0.79	1.20

Weighted average number of common shares outstanding
Basic	121,159	120,811	120,479
Diluted	121,980	121,435	121,622

(b)	Consolidated statements of shareholders’ equity:

A reconciliation of shareholders’ equity under Canadian GAAP to United States GAAP is as follows:

	2010	2009

Shareholders’ equity as per Canadian GAAP	$1,114,429	$910,785

Adjustments:
Non-controlling interest in consolidated joint venture (i)	11,058	7,272
Transaction costs (ii)	(600)	—

Shareholders’ equity as per United States GAAP	$1,124,887	$918,057

P.2

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)
(i)	Non-controlling interest in consolidated joint venture

Effective October 5, 2009, United States GAAP requires non-controlling interest to be presented as a separate component of shareholders’ equity (as opposed to a liability). In addition, the portion of net earnings and comprehensive income attributable to the controlling and non-controlling interests must be presented separately in the statement of earnings and comprehensive income. This adjustment reflects the new presentation of non-controlling interests as required under United States GAAP.

(ii)	Transaction costs

Under Canadian GAAP, restructuring and other acquisition-related costs of a business combination are included in the cost of the purchase, subject to certain conditions. Under United States GAAP, such costs are no longer considered part of the purchase price, and are expensed as incurred for business combinations for which the acquisition date is on or after October 5, 2009. This adjustment represents acquisition-related costs which were included in the cost of a business combination, for Canadian GAAP purposes, which occurred in fiscal 2010.

(iii)	Swap revenue

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of a cross-currency interest rate swap arrangement was deferred, and was being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into earnings.

P.3

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)
(c)	Adoption of new accounting standards:

Business Combinations

Effective October 5, 2009, the Company adopted FASB Accounting Standards Codification section 805, Business Combinations. This new Section requires that all business combinations be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the purchase price. Instead, such costs are expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after October 5, 2009.

Consolidation

Effective October 5, 2009, the Company adopted FASB Accounting Standards Codification section 810, Consolidation. The new Section applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Section requires that, for each business combination, the acquirer measure any non-controlling interest in the acquiree at the full fair value of the acquiree’s identifiable net assets. The new Section also requires non-controlling interest to be presented as a separate component of shareholders’ equity. Non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Instead, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. This Section applies prospectively to measurement of non-controlling interest recorded on business combinations for which the acquisition date is on or after October 5, 2009, with the exception of the presentation and disclosure provisions, which are applied for all prior periods presented in the financial statements.

P.4